Registration No. 333-_____
 -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A. Valley Forge Life Insurance Company Variable Life Separate Account (Exact Name of Trust)

B.  Valley Forge Life Insurance Company
    (Name  of  Depositor)

C.  CNA Plaza, 43 South
    Chicago, Illinois 60685
    (Complete  address  of  depositor's  principal  executive  offices)

D.  Name  and  complete  address  of  agent  for  service:

    Jonathan D. Kantor
    Senior Vice President, General Counsel and Secretary
    Valley Forge Life Insurance Company
    CNA Plaza, 43 South
    Chicago, Illinois 60685

    Copies  to:

    Lynn Korman Stone
    Blazzard, Grodd & Hasenauer, P.C.
    P.O. Box 5108
    Westport, CT 06881
    (203) 226-7866

E.  Flexible Premium Variable Life Insurance Policy
    (Title and amount of  securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1(a)          Other Information
 (b)          The Variable Life Insurance Policy

2             Other Information

3             Not Applicable

4             Other Information

5             Other Information

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases; Investment Options; Access to Your Money

11            Investment Options

12            Investment Options

13            Expenses

14            Purchases

15            Purchases

16            Purchases; Investment Options

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Other Information

25            Other Information

26            Expenses

27            The Company

28            Executive Officers and Directors

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Investment Options; Other Information

46            Purchases; Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            Other Information; Purchases

52            Investment Options

53            Other Information

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements



                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    ISSUED BY
                VALLEY FORGE LIFE INSURANCE COMPANY VARIABLE LIFE
                                SEPARATE ACCOUNT
                                       AND
                       VALLEY FORGE LIFE INSURANCE COMPANY

This prospectus describes the Flexible Premium Variable Life Insurance Policy that we (Valley Forge Life Insurance Company) are offering.

The policy is a variable benefit policy. We have designed the policy for use in estate and retirement planning and other insurance needs of individuals.

You, the policyowner, have a number of investment choices in the policy. These investment choices include fixed account options as well as the investment options listed below. When you buy a policy and allocate funds to the investment options you are subject to investment risk. This means that the value of your policy may increase and decrease depending upon the investment performance of the investment option(s) you select. Under some circumstances, the death benefit and the duration of the policy will also increase and decrease depending upon investment performance.

FEDERATED INSURANCE SERIES
Advised by Federated Investment Management
Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II

THE ALGER AMERICAN FUND
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio

SOGEN VARIABLE FUNDS, INC.
Advised by Societe Generale Asset Management
Corp.
SoGen Overseas Variable Fund

VAN ECK WORLDWIDE INSURANCE TRUST
Advised by Van Eck Associates Corporation
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Hard Assets Fund

VARIABLE INSURANCE PRODUCTS FUND
(VIP) and
VARIABLE INSURANCE PRODUCTS FUND II
(VIP II)
Advised by Fidelity Management & Research
Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund Portfolio
Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS VARIABLE INSURANCE TRUST
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series
MFS Total Return Series

JANUS ASPEN SERIES
Advised by Janus Capital Corporation
Janus Aspen Capital Appreciation Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Balanced Portfolio
Janus Aspen Flexible Income Portfolio
Janus Aspen International Growth Portfolio
Janus Aspen Worldwide Growth Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Flexible Premium Variable Life Insurance Policy. The Securities and Exchange Commission (SEC) maintains a Web site (http://www.sec.gov) that contains information regarding companies that file electronically with the SEC.

The policy:

*        is not a bank deposit.
*        is not federally insured.
*        is not endorsed by any bank or government agency.

The policy is subject to investment risk. You may be subject to loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities nor has it determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policies. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

Date: _______, 2000

                                                 TABLE OF CONTENTS


                                                                                                               Page

HIGHLIGHTS........................................................................................................1

THE COMPANY.......................................................................................................4

THE VARIABLE LIFE INSURANCE POLICY................................................................................4

EXPENSES .........................................................................................................5

PURCHASES........................................................................................................10

INVESTMENT CHOICES...............................................................................................15

DEATH BENEFIT....................................................................................................19

TAXES    ........................................................................................................24

ACCESS TO YOUR MONEY.............................................................................................25

OTHER INFORMATION................................................................................................27

MORE INFORMATION.................................................................................................31
         Executive Officers and Directors........................................................................31
         Voting   ...............................................................................................32
         Disregard of Voting Instructions........................................................................32
         Legal Opinions..........................................................................................33
         Our Right to Contest....................................................................................33
         Federal Tax Status......................................................................................33
         Reports to Owners.......................................................................................37
         Legal Proceedings.......................................................................................37
         Experts  ...............................................................................................38
         Financial Statements....................................................................................38

APPENDIX - Illustrations of Policy Values........................................................................38

                             INDEX OF SPECIAL TERMS

This prospectus is written in plain English to make it as understandable as possible. However, by the very nature of the policy, the use of certain technical words or terms are unavoidable. We have identified some of these words or terms. For some we have provided you with a definition below. For the remainder, we believe that you will find an adequate discussion in the text. We have identified these terms and provided you with a page number that indicates where you will find the explanation for the word or term. The word or term on the page is in italics.

Death Proceeds: The amount of money payable to the beneficiary if the Insured dies while this policy is in force.

Debt: Any amount you owe us as the result of a policy loan. This includes any accrued loan interest.

General Account: Our assets other than those allocated to the Variable Account or any other separate account.

Investment Option: An investment choice within Valley Forge Life Insurance Company Variable Life Separate Account available under the policy.

Policy Loan Account: That portion of the cash value resulting from a policy loan.

Riders: An endorsement that is incorporated into your policy.

Specified Amount: A dollar amount used to determine the death benefit of your policy. This amount is chosen by you. The minimum specified amount is $100,000.

Target Premium: A premium calculated when a policy is issued, based on the insured's age, sex (except in unisex policies) and risk class. The Target Premium is used to calculate the surrender charge.

                                                                            Page
Beneficiary, Contingent Beneficiary
Business Day
Cash Value, Net Cash Value, Cash Surrender Value
Fixed Account I, Fixed Account II
Insured
Monthly Date
Monthly Anniversary
Owner, Joint Owner, Contingent Owner
Policy Year, Policy Anniversary
Policy Date


                                   HIGHLIGHTS

The Variable Life Insurance Policy

The variable life insurance policy is a contract between you, the owner, and us, an insurance company. The policy provides for life insurance coverage on the insured. It has cash values, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the policy is a variable life insurance policy, the value of your policy will increase or decrease depending upon the investment experience of the investment option(s) you choose. The death benefit associated with the policy is distributed free from federal income taxes to the named insured. However, estate taxes may apply.

Expenses

The policy has both insurance and investment features, and there are costs related to each that reduce the return on your investment. We deduct:

*    a premium charge from each premium payment made.

*    an expense charge daily from amounts allocated to the investment options.

* a monthly deduction from cash value for: cost of insurance; cost of any rider(s); and monthly policy fee; and

* daily investment option charges which apply to the average daily value of the investment options.

We may assess a surrender charge if you take out money from your policy. If you make more than 12 transfers in any policy year, unless the transfer is pre-scheduled, we will charge a transfer processing fee. Also, for the first 12 months after an increase in the specified amount, we will deduct $10 each month from your policy.

On or after the policy anniversary on and after the insured's 95th birthday, policy charges will not be charged.

Purchases

You purchase the policy by completing the proper forms. In some circumstances, we may contact you for additional information regarding the insured. We may require the insured to provide us with medical records, physicians' statements or a complete paramedical examination.

The minimum initial premium payment we accept is computed for you based on the specified amount you request. The policy is designed for the payment of subsequent premiums. The minimum subsequent premium payment you can make is $50.

Investment Choices

You can put your money in the fixed account options and/or in any of the investment options. Currently, you may invest in all investment choices at any one time. However, we reserve the right to limit this in the future.

Death Benefit

The amount of the death benefit depends on:

*        the specified amount of insurance of your policy;
*        the death benefit option in effect at the time of death; and
*        under some circumstances, your cash value.

There are two death benefit options: Option 1 and Option 2. Under certain circumstances you can change death benefit options. You can also change the specified amount under certain circumstances after your policy has been in force for one year.

If death benefit Option 1 is in effect, the death benefit is the greater of your specified amount, or your cash value on the date of death multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option 2 is in effect, the death benefit is the greater of your specified amount in effect plus the cash value, or the cash value on the date of death multiplied by the applicable factor. Under this option, the amount of the death benefit is variable.

Taxes

Your policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the policy should be excludable from the gross income of your beneficiary. Any earnings in your policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.

Access to Your Money

You can make a total surrender of your policy at any time and we will pay you the net cash value. You may make a partial surrender at any time after the 5th policy anniversary, or earlier if required by state law. When you make a total or partial surrender, a surrender charge may be assessed.

You can also borrow some of your net cash value.

Other Information

Free Look. You can cancel the policy within 10 days after you receive it (or whatever period is required in your state). We will refund an amount equal to the cash value plus fees or charges deducted from premium payments less any debt. When we receive your initial net premium, we will credit the amount to your policy on the policy date. Afterwards, we will allocate your funds to your investment choices.


Additional Features. The following additional features are offered:

* You can arrange to have a regular amount of money automatically transferred from the Federated Prime Money Fund II to selected investment options or Fixed Account I each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature the dollar cost averaging option.

* You can arrange to have us automatically rebalance amounts in selected investment options and Fixed Account I to return to your original percentage allocations. We call this feature the automatic transfer option.

* In some states, at any time during the first 18 months your policy is in force, you can convert the policy to any permanent non-variable policy offered by us in your state. We call this feature the right to convert.

* If the insured becomes terminally ill, we will pay you a portion of the death benefit. We call this feature the accelerated benefit.

* If the insured becomes disabled, under certain circumstances, we will waive the monthly deductions. We call this the waiver of monthly deduction benefit.

* We also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

Inquiries

If you need more information about buying a policy, please contact us at:

                           Valley Forge Life Insurance Company
                           100 CNA Drive
                           Nashville, TN 37214
                           (800) 262-1755

                                   THE COMPANY

Valley Forge Life Insurance Company, with its administrative office located at 100 CNA Drive, Nashville, TN 37214, is a wholly- owned subsidiary of Continental Assurance Company ("Assurance"). Assurance is a wholly- owned subsidiary of Continental Casualty Company ("Casualty"), which is wholly-owned by CNA Financial Corporation ("CNA"). Loews Corporation owns approximately 86% of the outstanding common stock of CNA as of September 30, 1999.

We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia, Guam, Puerto Rico and all states except New York, where we are only admitted as a reinsurer.

                       THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance policy is a contract between you, the owner, and us, an insurance company. The policy described in this prospectus is a flexible premium variable life insurance policy. The policy is "flexible" because:

*    the frequency and amount of premium payments can vary;

*    you can choose between death benefit options; and

* you can increase or decrease the amount of insurance coverage, all within the same policy of insurance.

The policy is "variable" because the cash value, when allocated to the investment options, may increase or decrease depending upon the investment results of the selected investment options. Under certain circumstances, the death benefit and the duration of your policy may also vary.

During the life of the insured, you can surrender the policy for all or part of its net cash value. You may also obtain a policy loan using the policy as security and by properly assigning it to us.

We also make available a number of riders to meet a variety of your estate planning needs.

To the extent you select any of the investment options, you bear the investment risk. If your net cash value is insufficient to pay any expense charges, the policy may terminate.

Because the policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named beneficiary. When the insured dies, the death proceeds are paid to your beneficiary. These proceeds should be excludable from the gross income of the beneficiary, however estate taxes may apply. The tax-free death proceeds makes this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the policy or make a total or partial surrender.



Purchasing Considerations

The policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investments in the investment options. The policy offers the following to individuals:

*        create or conserve one's estate;
*        supplement retirement income; and
*        access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of the insured, you should consider whether the purchase of the policy described in this prospectus is appropriate. Replacement of an existing policy with this policy may not be advantageous to your situation.

                                    EXPENSES

There are charges and other expenses associated with the policy that reduce the return on your investment in the policy. The charges and expenses are described below.

Premium Charge

We deduct a premium charge from each premium payment you make to reimburse us for the expenses associated with selling the policy and for tax charges and costs we incur. The premium charge is as follows:

         Policy Years 1-10:                 7.5% of all premiums up to the target premium.
         Policy Years 11 and later:         5.5% of all premiums up to the target premium.
         All Years:                         3.5% of all premiums in excess of the target premium.

Monthly Deductions

Each monthly date, we will make certain deductions from the cash value of your policy. The monthly deduction is for:

*        the cost of insurance for the following month;
*        the monthly cost of any riders attached to your policy; and
*        the monthly policy fee.

The first monthly deduction will be determined as of the policy date. The monthly deduction will be deducted on a pro-rata basis from the cash surrender value allocated to the investment options and fixed accounts.

Cost of Insurance. This charge compensates us for the insurance coverage we provide in the month following the charge. We determine the monthly cost of insurance rate each year as of the policy anniversary. The rate will be charged for the next policy year. The cost of insurance rate for a specified amount of insurance portion for a policy month equals the sum of:

* the standard cost of insurance rate for that month from the table of our standard cost of insurance rates; and

* an additional rate or charge for any extra mortality risk classification (substandard insurance) that applies for the specified amount of insurance portion.

The additional rate or charge for an extra mortality risk classification for any policy month equals the amount of extra mortality that the risk classification represents for that month. Each portion of the specified amount will have its own cost of insurance rate which may be different from any other portion.

The total cost of insurance rate for a policy month will be uniform for all specified amount of insurance portions that:

*        are in the same specified amount band, sex, and risk classification;
*        take effect when the insureds are the same age; and
*        have been in force the same length of time.

We may charge less than the maximum cost of insurance rates shown in your policy from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Any change we make will apply to all specified amount portions in the same risk classification.

Since the mortality tables used with the policy distinguish between males and females, the cost of insurance and the benefits payable will differ between males and females of the same age. Employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables. We will offer the policy based upon unisex mortality tables where required.

Monthly Cost of Riders. The amount of any charges associated with riders, if any, each policy month is determined in accordance with the rider and is shown on the schedule page of your policy.

Monthly Policy Fee. There is a monthly policy fee which is equal to $26 per policy month for the first policy year. Thereafter, the fee is $6 per policy month. The charges reimburse us for expenses incurred in the administration of the policies. Such expenses include: confirmations, annual account statements, maintenance of policy records, maintenance of variable account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policy owner servicing and all accounting, valuation, regulatory and updating requirements.

Expense Charge

We deduct an expense charge from each investment option each business day. The expense charge is equal to:

         Policy Years 1-10:                          Approximately .90%, on an annual basis, of the
                                                     cash value of each investment option.

         Policy Years 11 and later:                  Approximately .45%, on an annual basis, of the
                                                     cash value of each investment option.

This charge compensates us for some of the mortality risks we assume, and the risk that we will experience costs above that for which we are compensated. It also compensates us for some of the administrative costs in administering the policy. We expect to profit from the charge.

Surrender Charges

A surrender charge may be deducted if you make a full or partial surrender. The surrender charge varies by issue age, specified amount, sex, smoking status, and contract duration. The surrender charge is $16 per $1,000 of specified amount of insurance for the first 6 policy years. The charge then grades down to zero over policy years 7 through 15 as shown in the following table:

                           Policy Years                       % of Surrender Charge
                           1-6                                100%
                           7                                  80%
                           8                                  70%
                           9                                  60%
                           10                                 50%
                           11                                 40%
                           12                                 30%
                           13                                 20%
                           14                                 10%
                           15+                                No Surrender Charge

Transfer Processing Fee

You may transfer values from one investment option to another, or to or from the fixed accounts. The first 12 transfers in a policy year are free. The fee for each additional transfer is currently $25. The transfer processing fee is deducted from the amount which is transferred. Prescheduled dollar cost averaging transfers or automatic transfers are not counted when we determine transfer processing fees. Each written notice of transfer is considered to be one request regardless of the number of investment options or any fixed account involved in the transfer.

Income Tax Charge

We do not currently assess any charge for income taxes. We reserve the right to assess a charge for such taxes against the investment options or your cash value if we determine that such taxes will be incurred.

Charges after the Insured's 95th Birthday

On or after the policy anniversary on or after the insured's 95th birthday, there will not be any policy charges.

Waiver of Monthly Deduction Rider

If you choose the waiver of monthly deduction rider, we will waive monthly deductions if the insured becomes totally disabled, as defined in the rider. The waiver will begin on the latest date when:

*        we have been notified of the onset of a total disability;
*        we have received due proof of total disability; and
*        total disability has continued for 6 consecutive months.

If you choose this feature, the monthly cost of this rider is shown on your policy schedule. The rider will terminate:

*    on the first policy anniversary on or after the insured's 65th birthday;

*    if you give us written notice to terminate it; or

*    when the policy terminates.

This benefit may not be available in your state.

Investment Option Annual Expenses
(as a percentage of average net assets)

The annual expenses of the portfolios below are based on data provided by the respective fund groups.  We have not independently verified such data.  Future expenses may be greater or less than those shown.
                                                                                Other
                                                                                Expenses         Total  Annual
                                                                                (after           Expenses
                                                                                reimbursement    (after reimbursement
                                                              Management        for certain      for certain
                                                              Fees              portfolios)      portfolios)
                                                              ----              -----------      -----------
FEDERATED INSURANCE SERIES:
  Federated High Income Bond Fund II                             0.60%          0.18%          0.78%[1]
  Federated Prime Money Fund II                                  0.49%          0.31%          0.80%[1]
  Federated Utility Fund II                                      0.68%          0.25%          0.93%[1]

VARIABLE INSURANCE PRODUCTS FUND (VIP) AND
VARIABLE INSURANCE PRODUCTS FUND II (VIP II):
  Fidelity VIP Equity-Income Portfolio                           0.49%          0.09%          0.58%[2]
  Fidelity VIP II Asset Manager Portfolio                        0.54%          0.10%          0.64%[2]
  Fidelity VIP II Contrafund Portfolio                           0.59%          0.11%          0.70%[2]
  Fidelity VIP II Index 500 Portfolio                            0.24%          0.11%          0.35%[2]

THE ALGER AMERICAN FUND:
  Alger American Growth Portfolio                                0.75%          0.04%          0.79%
  Alger American Mid-Cap Growth Portfolio                        0.80%          0.04%          0.84%
  Alger American Small Capitalization
     Portfolio                                                   0.85%          0.04%          0.89%

MFS VARIABLE INSURANCE TRUST:
  MFS Emerging Growth Series                                     0.75%          0.10%          0.85%[3]
  MFS Growth With Income Series                                  0.75%          0.13%          0.88%[3]
  MFS Research Series                                            0.75%          0.11%          0.86%[3]
  MFS Total Return Series                                        0.75%          0.16%          0.91%[3]

SOGEN VARIABLE FUNDS, INC.:
  SoGen Overseas Variable Fund                                   0.75%          0.75%          1.50%[4]

VAN ECK WORLDWIDE INSURANCE TRUST:
  Van Eck Worldwide Emerging Markets Fund                        1.00%          0.61%          1.61%[5]
  Van Eck Worldwide Hard Assets Fund                             1.00%          0.20%          1.20%[6]

JANUS ASPEN SERIES
  Janus Aspen Capital Appreciation Portfolio                     0.70%          0.22%          0.92%[7]
  Janus Aspen Growth Portfolio                                   0.65%          0.03%          0.68%[7]
  Janus Aspen Balanced Portfolio                                 0.72%          0.02%          0.74%
  Janus Aspen Flexible Income Portfolio                          0.65%          0.08%          0.73%
  Janus Aspen International Growth Portfolio                     0.66%          0.20%          0.86%[7]
  Janus Aspen Worldwide Growth Portfolio                         0.65%          0.07%          0.72%[7]

[1] Federated Investment Management Company has voluntarily agreed to waive a portion of its management fee with respect to these funds. Absent this waiver, the total annual expenses would have been 0.78%, 0.81% and 1.00% for the Federated High Income Bond Fund II, the Federated Prime Money Fund II and the Federated Utility Fund II, respectively. There has been no waiver of the management fee for the Federated High Income Bond Fund II.

[2] A portion of the brokerage commissions that these funds pay was used to reduce fund expenses. In addition, these funds have entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been .57%, .63% and .66% for the Equity-Income, Asset Manager and Contrafund Portfolios, respectively.

[3] Each of these funds has an expense offset arrangement which reduces its custodian fee based upon the amount of cash it maintains with its custodian and dividend disbursing agent, and may enter into such arrangements and directed brokerage arrangements (which would also have the effect of reducing its expenses). Any such fee reductions are not reflected under "Other Expenses".

[4] The annualized ratios of operating expenses to average net assets for the period ended December 31, 1998 would have been 4.98% without the effect of earnings credits, and the investment advisory fee waiver and expense reimbursement provided by the adviser.

[5] For the year ended December 31, 1998, Van Eck Associates Corporation agreed to waive its management fees and assume all expenses of the Fund except interest, taxes, brokerage commissions and extraordinary expenses exceeding 1.50% of average daily net assets.

[6] The fund directs certain portfolio trades to a broker that, in turn, pays a portion of the Fund's operating expenses. The fund also has a fee arrangement based on cash balances left on deposit with the custodian, which reduces the fund's operating expenses. Due to this, management fees, other expenses, and total annual expenses were 1.00%, 0.16% and 1.16%, respectively.

[7] Expenses are stated net of contractual waivers and fee reductions by Janus Capital. Absent these waivers, the total annual expenses would have been 0.97%, 0.75%, 0.95% and 0.74% for the Janus Aspen Capital Appreciation Portfolio, Janus Aspen Growth Portfolio, Janus Aspen International Growth Portfolio, and Janus Aspen Worldwide Growth Portfolio, respectively.


                                    PURCHASES
Premiums

The initial premium is due on the policy date. The policy date is the date coverage under the policy becomes effective. Other premiums may be required. All premiums must be sent to us at our Administrative Office. Before we send out the policy, the application and the premium must be in good order as determined by our administrative rules.

Your first policy year starts on the day the coverage is effective under your policy (the policy date). The twelve month period beginning on the policy date and ending the day before the same date in the next calendar year (and each succeeding twelve month period) is referred to as a policy year. Future policy years start on the same day and month in each subsequent year. We call that date a policy anniversary. Your monthly date is the same day as the policy date for each succeeding month.

Application for a Policy

In order to purchase a policy, you must submit an application to us that requests information about the proposed insured. In some cases, we may contact you for additional information. We may request that the insured provide us with medical records, a physician's statement or possibly require other medical tests.

Subsequent Premiums

The policy is designed to allow you to make subsequent premium payments. You can make premiums during the lifetime of the insured or until the insured's age 95. You may change the amount and frequency of premiums. We have the right to limit the amount of any increase. Each premium after the initial premium must be at least $50. Unless you tell us otherwise, any subsequent payments will be considered premiums and not loan repayments. Subsequent premium payments will be credited to your policy as of the day they are received.

Allocation of Premium

The initial premium is credited on the policy date. The initial premium will be allocated to the investment options on the latest of:

*    2 business days after the policy date;

* 2 business days after our receipt of your initial premium at our administrative office; or

*    the date our underwriters approve this policy.

Your premium is allocated to the available fixed accounts or one or more of the investment options, as selected by you. This allocation is not subject to the transfer fee provision (see "Transfer Fee"). Currently, you can select as many investment options as you wish. However, we reserve the right to limit this in the future. All allocation percentages must be in whole numbers and at least 1%.

You may change the allocation of future premiums by providing us with written notice. The change will be effective on the date we receive your request at our administrative office.

Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the policy to return any premiums paid which we have determined will cause the policy to fail as life insurance. We also have the right to make changes in the policy or to make a distribution to the extent we determine this is necessary to continue to qualify the policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your policy to become a Modified Endowment Contract (MEC), we will contact you prior to applying the premium to your policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

Total Disability Waiver of Premium Rider

We make available a total disability waiver of premium rider. Under this rider, we will credit a premium while the policy is in force if the insured becomes totally disabled, as defined in the rider. The premium credited will be the lesser of:

*    1/12th of the waiver of premium amount shown on your policy schedule; or

* the monthly average of premiums paid on your policy over the last 36 policy months.

Benefits will begin on the latest date when we have been notified of the onset of total disability; and we have received due proof of total disability; and total disability has continued for 6 consecutive months.

If you choose this feature, the monthly cost of this rider is shown on your policy schedule. The rider will terminate:

*    on the first policy anniversary on or after the insured's 65th birthday;

*    if you give us written notice to terminate it; or

*    when the policy terminates.

The rider may not be available in your state.

Grace Period

If the net cash value on any business day is not sufficient to cover any expense charges which are due but unpaid, a grace period of 61 days will be allowed for the payment of sufficient premium to keep your policy in force. We will send you a notice at the start of the grace period to your last known address and to any assignee. A minimum payment of an amount equal to 2 monthly deductions must be paid. The grace period will end 61 days after we mail you the notice. If sufficient premium is not paid by the end of the grace period, the policy will terminate without value. If the insured dies during the grace period, we will pay the death proceeds. If the lapse prevention guarantee described below is in effect, the grace period will not apply until the beginning of the policy year following the lapse prevention guarantee period.

Reinstatement

If your policy terminated at the end of a grace period and you have not surrendered it for its cash surrender value, you can request that we reinstate it (restore your insurance coverage). To reinstate your policy you must:

* submit a written request for reinstatement at any time within 3 years after the end of the grace period;

*    submit proof of insurability satisfactory to us;

*    pay an amount large enough to cover the next 2 monthly deductions;

* pay any negative cash surrender value that existed at the end of the grace period; and

*    repay or reinstate any debt which existed at the end of the grace period.

The effective date of a reinstatement is the monthly date on or following the day we approve the request for reinstatement.

If a surrender charge was applied when the policy lapsed, the surrender charge applied will be credited to the cash value of your policy. The surrender charge on the date of reinstatement is equal to the surrender charge on the date of lapse. To determine the surrender charge on any date after the effective date of reinstatement, we will not consider the period during which the policy was lapsed. Unless you tell us otherwise, the allocation of the amount of the surrender charge, additional premiums and loan repayments will be based on the allocations in effect at the start of the grace period.

Lapse Prevention Guarantee

We guarantee that your policy will not lapse during the 5 year lapse prevention guarantee period if throughout that period, (a) equals or exceeds (b) where:

     (a) is the aggregate premium payments made less the amount of any surrenders (including applicable surrender charges) less any loan amount; and

     (b) is the minimum monthly lapse prevention guarantee premium multiplied by the number of complete months since the policy date, including the current month.

Cash Value

The cash value is the sum of the value in each investment option, any fixed account and the policy loan account. On the policy date, the cash value in each investment option is equal to the portion of the initial premium allocated to the investment option. After the policy date the cash value equals the sum of the value in the fixed accounts and in the investment options you have selected.

The cash value reflects:

*    premiums paid;

*    the monthly deductions;

*    the investment experience of the investment options selected;

*    any interest credited on any fixed account selected;

* any interest earned or interest charged on amounts allocated to the policy loan account; and

*    any deductions due as a result of a transfer or a partial surrender.

Cash Surrender Value and Net Cash Value

Your cash surrender value equals your cash value less the surrender charge. Your net cash value equals the cash surrender value less any debt.

During the insured's life, you may:

*        take loans based on the net cash value;
*        make partial surrenders (after the 5th policy anniversary); or
*        surrender the policy for its net cash value.

Method of Determining Your Cash Value Allocated to an Investment Option

The value of your policy will go up or down depending upon the investment performance of the investment option(s) you choose and the charges and deductions made against your cash value. In order to keep track of the value of your cash value, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit by multiplying the accumulation unit value for the immediately preceding business day by a factor for the investment option for the current business day.

The factor is determined by:

* dividing the value of an investment option at the end of the current business day by the value of an investment option for the previous business day; and

*    subtracting the expense charge.

The value of an accumulation unit may go up or down from day to day.

When you make a premium payment, we credit your policy with accumulation units. The number of accumulation units credited is determined by dividing the amount of premiums allocated to the investment option by the value of the accumulation unit for that investment option. When we assess any charges we do so by deducting accumulation units from your policy. When you take a loan we reduce the number of the accumulation units in your policy and transfer the amount to the loan account.

Our business day is each day that we and the New York Stock Exchange are open for business. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

                               INVESTMENT CHOICES

The policy offers investment options which invest in various funds. The investment options listed below are currently available in connection with the policy.

You should read this prospectus and the accompanying prospectuses for the investment options carefully before investing. Certain portfolios may not be available under the policy offered by this prospectus.

The investment objectives and policies of certain investment options are similar to the investment objectives and policies of other mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment options may be higher or lower that the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

FEDERATED INSURANCE SERIES
Advised by Federated Investment Management Company
Federated High Income Bond Fund II
Federated Prime Money Fund II
Federated Utility Fund II (seeks high current income and moderate capital appreciation by investing in securities of utility companies)

THE ALGER AMERICAN FUND
Advised by Fred Alger Management, Inc.
Alger American Growth Portfolio
Alger American Mid-Cap Growth Portfolio
Alger American Small Capitalization Portfolio

SOGEN VARIABLE FUNDS, INC.
Advised by Societe Generale Asset Management Corp.
SoGen Overseas Variable Fund

VAN ECK WORLDWIDE INSURANCE TRUST
Advised by Van Eck Associates Corporation
Van Eck Worldwide Emerging Markets Fund
Van Eck Worldwide Hard Assets Fund

VARIABLE INSURANCE PRODUCTS FUND (VIP) and
VARIABLE INSURANCE PRODUCTS FUND II (VIP II)
Advised by Fidelity Management & Research Company
Fidelity VIP II Asset Manager Portfolio
Fidelity VIP II Contrafund Portfolio (long-term capital appreciation) Fidelity VIP Equity-Income Portfolio
Fidelity VIP II Index 500 Portfolio

MFS VARIABLE INSURANCE TRUST
Advised by MFS Investment Management
MFS Emerging Growth Series
MFS Growth With Income Series
MFS Research Series
MFS Total Return Series (seeks long-term capital growth and future income)

JANUS ASPEN SERIES
Advised by Janus Capital Corporation
Janus Aspen Capital Appreciation Portfolio
Janus Aspen Growth Portfolio
Janus Aspen Balanced Portfolio
Janus Aspen Flexible Income Portfolio
Janus Aspen International Growth Portfolio
Janus Aspen Worldwide Growth Portfolio

Shares of the investment options may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment options may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
investment   options'   advisers,   distributors   and/or   affiliates  for  the
administrative services which we provide to the funds.

Substitution and Limitations on Further Investments

We may substitute one of the investment options you have selected with another investment option. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intention to do this.

Fixed Account Options

You may allocate premiums and cash values to one of our fixed account options. Fixed Account I is part of our general account, and will offer a uniform interest rate guaranteed for one policy year by us. At our discretion, we may declare an excess interest rate for this account. Fixed Account II offers various interest rates and time periods to select from. We have segregated our assets in Fixed Account II from our general account. The interest rates offered by Fixed Account II will depend on the time period you select. In certain circumstances, if you make a surrender from Fixed Account II before the expiration of the time period, you may be subject to an interest adjustment. The adjustment may be positive or negative.

Transfers

You can make transfers as described below. We have the right to terminate or modify these transfer provisions.

You can make transfers by telephone. If you own the policy with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We may tape record telephone instructions.

Transfers are also subject to the following:

     *    Currently, you can make 12 transfers every policy year without charge.

     * We will assess a $25 transfer fee for each transfer in excess of the free 12 transfers allowed per policy year. Transfers made pursuant to the dollar cost averaging option and the automatic transfer option will not count in determining the application of any transfer fee.

     * The minimum amount which you can transfer is $250 or your entire value in the investment option or any fixed account option, if it is less. This requirement is waived if the transfer is made in connection with the dollar cost averaging option or the automatic transfer option.

     * You may not make a transfer until after the end of the free-look period.

     * A transfer will be effected as of the end of the normal business day when we receive an acceptable transfer request.

     * We are not liable for a transfer made in accordance with your instructions.

     * Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

          a.   the  requirement  of a minimum time period between each transfer;
               or

          b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

          c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.

     * During times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with a request for purchase of another investment option). In such a case, the redemption order would be processed at the source investment option's next determined accumulation unit value. However, the purchase into the new investment option would be effective at the next determined accumulation unit value for the new investment option only after we receive the proceeds from the source investment option, or we otherwise receive cash on behalf of the source investment option.

     * Transfers do not change your allocation instructions for future premium payments.

Dollar Cost Averaging

Dollar cost averaging allows you to systematically transfer a set amount each month (for a period of 6 or 12 months) from the Federated Prime Money Fund II to any of the investment options or Fixed Account I. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging may not be available in your state.

If you select this option, we will open a dollar cost averaging account for you. You must have at least $1,000 in the Federated Prime Money Fund II in order to participate in the dollar cost averaging option. The minimum amount which can be transferred each month is $100, or 10% of the total amount being transferred.

Dollar cost averaging transfers will begin on the date you request, but no sooner than 7 business days after we receive the request provided the transfers do not begin until 30 days after the effective date of your policy. All dollar cost averaging transfers are made effective the same day each month. However, this day may not be later than the 28th of each month. If the calender day selected is not a business day, transfers are made as of the next business day.

Dollar cost averaging will terminate when any of the following occurs:

*        at the end of the 6 or 12 month period you designate; or

*        within 7 days of your written request to terminate theses transfers.

If this option is terminated, all money remaining in the dollar cost averaging account will be transferred to Fixed Account I. We have the right to modify, discontinue or suspend the dollar cost averaging option. If you participate in the dollar cost averaging option, the transfers made under the program are not taken into account in determining any transfer fee. There is no additional charge for this option.

Dollar cost averaging does not assure a profit and does not protect against loss in declining markets. Dollar cost averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the dollar cost averaging option through periods of fluctuating price levels.

Automatic Transfer Option

Once your money has been allocated among the investment choices, the performance of the elected options may cause your allocation to shift. You can direct us to automatically rebalance your cash value in selected investment options and Fixed Account I to return to your original percentage allocations by selecting our automatic transfer option. The automatic transfer option may not be available in your state.

You have the choice of rebalancing monthly, quarterly, semi-annually or annually. All transfers must take place before the 28th of the month. Allocation percentages must be in whole numbers.

If you participate in the automatic transfer option, the transfers made under the program are not taken into account in determining any transfer fee. You may stop the automatic transfer option at any time by written notice. We must receive your written notice at least seven days before the first business day in a new period. Once automatic transfer has been elected, any subsequent transfer instructions that differ from the then current instructions are treated as a request to change the automatic transfer allocation. All changes must be by written notice.

Example:

     Assume that you want your initial premium split between 2 investment options. You want 80% to be in the MFS Growth With Income Series and 20% to be in the Janus Aspen International Growth Portfolio. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the MFS Growth With Income Series now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the MFS Growth With Income Series to bring its value back to 80% and use the money to buy more units in the Janus Aspen International Growth Portfolio to increase those holdings to 20%.

                                  DEATH BENEFIT

     The amount of the death benefit depends on the total specified amount of insurance, your cash value on the date of the insured's death and the death benefit option (Option 1 or Option 2) in effect at that time. The insured is the person whose life is covered by this policy. The insured is named on the schedule page of your policy. The actual amount we pay the beneficiary will be reduced by any outstanding debt and any due and unpaid premiums.

The initial specified amount and the death benefit option in effect on the policy date (the date when the insured's life is covered under the policy) are shown on the schedule page of your policy.

     Option 1. The amount of the death benefit under Option 1 is the greater of:

     *    the specified amount; or

     *    the applicable percentage of the cash value on the date of death.

     Option 2. The amount of the death benefit under Option 2 is the greater of:

     *    the specified amount plus the cash value on the date of death; or

     *    the applicable percentage of the cash value on the date of death.

Death Proceeds

The death proceeds equal:

*    the death benefit provided by your policy; plus

* any insurance on the insured's life that may be provided by riders to your policy; less

*    any debt; less

*    any due and unpaid premiums.

     We will pay the death proceeds after we receive due proof of death and any other information that we reasonably require. The death proceeds may be adjusted under certain conditions.

Change in Specified Amount

     You may change the specified amount after this policy has been in force for 1 year subject to the following:

*    You must request the change in writing.

* A decrease will be applied first against prior increases, if any, on a last-in, first-out basis, then against the initial specified amount. A decrease in specified amount will not reduce the specified amount lower than $100,000. A prorata share of any applicable surrender charge may apply.

*    An increase in specified amount will require proof of insurability.

*    Any change in the specified amount must be for at least $25,000.


If you increase the specified amount, we will deduct a $10.00 monthly specified amount increase fee for the first 12 months after the increase.

A change will be effective on the monthly date following our approval or recording of the change. We will show the effective date of any change in specified amount in a supplemental policy schedule we will send you.

Change in Death Benefit Option

You may change the death benefit option subject to the following:

*    You must request the change in writing.

* If you want to change death benefit Option 1 to Option 2, you must submit proof of insurability satisfactory to us. The specified amount will be reduced by the amount of cash value so that the death benefit is not increased as of the date of change.

* If you want to change death benefit Option 2 to Option 1, the specified amount will be increased by the amount of cash value.

Other Riders

Accelerated Benefit Rider

You can elect the accelerated benefit rider. This rider provides that you may elect to receive an advance of the death benefit proceeds of the policy if the insured is terminally ill, as defined in the rider. Receipt of an accelerated death benefit amount may be taxable. You should contact your personal tax or financial adviser for specific information.

The maximum accelerated death benefit will be the lesser of:

*        75% of the policy death benefit on the day we receive the request; or
*        $250,000 from all policies in force with us.

If payments are made in other than a lump sum, the minimum amount of any payment will be $500. Surrender charges will not be assessed against any benefits paid under this rider.

This rider terminates on the earliest of: the date the policy terminates, or the date you give us written notice to terminate; or the date that the benefit advance plus accrued interest equals the policy death benefit less all debt.

Death benefits, cash values, and loan values, if any, will be reduced if a benefit is paid pursuant to this rider. Also, the receipt of an accelerated death benefit amount may adversely affect the recipient's eligibility for Medicaid or other government benefits or entitlements.


Accidental Death Benefit Rider

You can elect the accidental death benefit rider. This rider provides that if the insured dies accidentally (as defined in the rider), we will pay the accidental death benefit amount shown on your policy schedule. The injury that causes the death must occur after attained age 1 and before the policy anniversary on or after the insured's 70th birthday.

This rider terminates on the policy anniversary on or after the insured's age 70; or if you give us written notice to terminate it; or when the policy terminates.

Additional Insurance Rider

You can elect the additional insurance rider. This rider provides that we will pay the additional insurance death benefit when we receive due written proof of the insured's death. The additional insurance death benefit will be the additional insurance specified amount shown on your policy schedule less the excess, if any, of 1 over 2 or 3, where:

1 is the cash value on the date of death times the applicable percentage of cash value shown on your policy schedule;

2 is the specified amount, if death benefit option 1 is shown on your policy schedule; and

3 is the specified amount plus the cash value, if death benefit option 2 is shown on your policy schedule.

This rider terminates when you give us written notice to terminate it; or on the policy anniversary on or after the insured's age 95; or when the policy terminates.

We require an additional premium for this rider as shown on your policy schedule.

Term Insurance on Children Rider

You can elect the term insurance on children rider pursuant to company underwriting guidelines and state laws. This rider provides that we will pay the beneficiary an amount if a covered child's (as defined in the rider) death occurs while the rider is in force or within a certain period as described below:

* $250 if the covered child's death occurs after he/she is 14 days old and before he/she is 6 months old; or

* $1,000 if the covered child's death occurs on or after he/she turns 6 months old and before the policy anniversary nearest the covered child's 22nd birthday.

If the policy terminates because the insured dies, existing coverage on any child under this rider will be continued as fully paid-up insurance until the child's 22nd birthday. At age 22, conversion will be allowed as provide in the rider.

This rider terminates when you give us written notice to terminate it and send us the policy to show the change; or on the policy anniversary on or nearest the insured's age 65; or when the policy terminates.

The cost for this rider, as shown on your policy schedule, will be added to the monthly deduction.

Other Insured Term Insurance Rider

You can elect the other insured term insurance rider. This rider provides that we will pay the other insured (unless changed, the other insured is the person named in the application for this rider) specified amount shown on your policy schedule when we receive proof of the other insured's death.

Under certain conditions, you can change the other insured specified amount any time after the rider is one year old by written notice to us.

This rider terminates at the earliest of: the policy date on or after the other insured's 70th birthday; or the date you give us written notice to terminate it; or the date the policy terminates.

We require an additional premium for this rider as shown on your policy schedule.

YOU SHOULD READ THE RIDERS CAREFULLY FOR THE TERMS AND CONDITIONS OF EACH SPECIFIC RIDER.

Settlements

When your policy becomes a claim because of the death of the insured, settlement will be made upon due proof of death. Proceeds may be paid in a lump sum, or under one of the optional modes of settlement described below. If no settlement option has been chosen before the insured's death, the beneficiary may choose one. Once the proceeds are applied under an optional mode of settlement, any amounts payable are paid from our general account and will not be affected by the investment experience of the investment options.

* Option 1 - Payment Certain. Under this option we pay you the cash value in equal payments as specified. After each payment, interest of 3% compounded annually is added to the remaining amount which has not been paid. Payments are made until the amount applied, plus interest, is exhausted. The total of all payments made each year must be at least 5% of the amount applied under this option. Any outstanding balance may be withdrawn at any time.

* Option 2 - Period Certain. Under this option we pay the cash value in equal payments over a designated period of time, as chosen by you.

* Option 3 - Life Annuity. Under this option we make monthly payments during the lifetime of the payee.

* Option 4 - Life Annuity with a Period Certain. Under this option we make monthly payments while the payee lives. If the payee dies before we have made all of the payments within the selected period, the payments will continue until the end of the specified period. If, at any age, the amount of payments is the same for 2 or more periods certain, payment will be made as if the longest period was selected.

*    Additional Options. We may make other options available.

The portion of the payments received under a settlement option which are in excess of the death benefit proceeds will be treated as taxable income (see "Tax Treatment of Settlement Options" under "More Information - Federal Tax Status").

                                      TAXES

Note: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice. You should consult your tax adviser about your own circumstances. We have included an additional discussion regarding taxes under the section "More Information."

Life Insurance in General

Life insurance, such as this policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code (Code) for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the insured. However, estate taxes may apply.

Taking Money Out of Your Policy

You, as the owner, will not be taxed on increases in the value of your policy until a distribution occurs either as a surrender or as a loan. If your policy is a MEC, any loans or surrenders from the policy will be treated as first coming from earnings and then from your investment in the policy. Consequently, these distributed earnings are included in taxable income.

The Code also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is:

1)   paid on or after the taxpayer reaches age 59 1/2 ;

2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or

3) in a series of substantially equal payments made annually (or more frequently) for the life or life expectancy of the taxpayer.

If your policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the policy and to that extent will not be included in taxable income. Furthermore, any loan will be treated as indebtedness under the policy and not as a taxable distribution. See "Federal Tax Status" in the section "More Information" for more details including an explanation of whether your policy is a MEC.

Diversification

The Code provides that the underlying investments for a variable life policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the portfolios are being managed so as to comply with such requirements.

Under current federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the portfolios. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the policy. It is unknown to what extent owners are permitted to select portfolios, to make transfers among the portfolios or the number and type of portfolios owners may select from without being considered the owner of the shares. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the policy, could be treated as the owner of the portfolios. Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

                              ACCESS TO YOUR MONEY
Policy Loans

You may obtain a loan at any time while your policy is in force. Your request for a loan must be in writing. The amount of the loan and all existing loans may not be more than 90% of the net cash value as of the date of the loan. The amount of the loan may not be less than $500. A loan will only be made upon proper assignment of your policy to us with the policy as the sole security for the loan.

When you take a policy loan, we will transfer an amount equal to the policy loan from the investment option(s) or Fixed Account I to the policy loan account. Unless you state otherwise, transfers from the investment options to the policy loan account will be on a pro-rata basis as of the loan date. If you do not have a sufficient amount in the investment option(s), we will transfer any remaining amount from Fixed Account I. We will also transfer any loan interest that becomes due and unpaid in the same manner. Amounts transferred to the policy loan account will earn interest daily from the date of transfer. Policy loans may also have federal tax consequences (see "Federal Tax Status").

Effect of a Loan

Policy loans will have a permanent effect on any death benefit and cash surrender value of your policy. The effect may be favorable or unfavorable. If loans are not repaid, the debt will reduce the amount of any death proceeds. Loans have a permanent effect on the policy because the amount transferred to the policy loan account will not share in the investment results of the investment options while the loan is outstanding. If the policy loan account earnings rate is less than the performance of the selected investment options and/or Fixed Account I, the values and benefits under the policy will be reduced (and the policy may even terminate) as a result of the loan.

Loan Interest

The loan interest rate charged is currently 8%. The loan interest credited to your policy is currently 6%. Interest is charged daily and is payable at the end of each policy year. Unpaid interest will be added to the existing debt as of the due date and will be charged interest at the same rate as the rest of the loan.

We will credit a higher effective annual interest rate in the following circumstances;

* for amounts borrowed up to an amount equal to cash value less the aggregate premium payments made to date (preferred loans); and

*    for all loans against policies that are in the 11th policy year or later.

Preferred loans include the amount of any outstanding policy loan transferred in a tax-free exchange.

Repaying Policy Debt

The debt, or any part, may be repaid at any time as long as the policy is in force. Any debt outstanding will be deducted before any benefit proceeds are paid. When you repay part or all of the loan, we will transfer an amount equal to the amount you repay from the policy loan account to an investment option or to any fixed account.

When there is debt outstanding, any payments received will be applied first as a premium payment, rather than repayment of debt, unless we are instructed otherwise. If total debt equals or exceeds the cash value less the surrender charge, your policy will terminate without value. A termination of the policy with a loan outstanding may have federal income tax consequences (see "More Information - Federal Tax Status").

Partial Surrenders

You may make a partial surrender at any time after the 5th policy anniversary by written notice.

When you make a partial surrender, we will reduce the cash value by the partial surrender amount and any surrender charges. We will require that any partial surrender amounts be first deducted from the cash value in the investment options proportionately among all accounts unless the owner specifically requests otherwise. We will also reduce the specified amount. The reduction in specified amount will be proportional to the reduction in cash value due to the partial surrender.

The minimum partial surrender amount is currently $500. We may assess a surrender charge on the amount surrendered. See "Surrender Charges" above.

Partial surrenders will be allowed only if the policy continues to qualify as a contract of life insurance under the Code. We will also limit the maximum amount of all partial surrenders you can make in a policy year to the greater of:

*        10% of the total premium payments; or
*        cash value less total premiums paid less any policy debt.

Full Surrenders

You may completely surrender your policy and receive the net cash value at any time while the policy is in force. If you make a full surrender, we will require that you return your policy.

The date of surrender will be the date we receive your written request. The net cash value will be determined as of the end of the normal business day which your written request is received. All coverage will end on the date of surrender.

Partial and full surrenders may have federal tax consequences (see "Federal Tax Status").

For your protection, a request for surrender, policy loan, or a change in ownership must be by written notice. We may require the signature to be guaranteed by a member firm of the New York, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, we may require additional documentation of a customary nature.




                                OTHER INFORMATION
The Variable Account

We established a variable account, Valley Forge Life Insurance Company Variable Life Separate Account (Variable Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Variable Account under Illinois insurance law on February 12, 1996. We have registered the Variable Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Variable Account are held in our name on behalf of the Variable Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to modify the structure or operation of the variable Account. However, we guarantee that a modification will not affect the value of your contract.

Distributor

The policy is sold by licensed insurance agents, where the policy may be lawfully sold, who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc.

CNA  Investor  Services,  Inc.  ("CNA/ISI")  serves as the  distributor  for the
policies.   CNA/ISI  is  located  at  CNA  Plaza,   Chicago,   Illinois   60685.
Broker-dealers will be paid commissions up to 90% of premiums paid.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

     1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2)   trading on the New York Stock Exchange is restricted;

     3) an emergency exists as a result of which disposal of shares of the portfolios is not reasonably practicable or we cannot reasonably value the shares of the portfolios;

     4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have the right to defer payment of any surrender or transfer of any fixed account value for not more than 6 months from the date we receive your written notice, unless otherwise provided by your state.

Ownership

Owner. You, as the owner of the policy, have all of the rights under the policy while the insured is living. Your rights in the policy belong to your estate if you die before the insured dies and there is no joint owner or contingent owner.

Joint Owner. The policy can be owned by joint owners. Joint owners have equal ownership rights. Authorization of both joint owners is required for all policy changes except for transfers and allocations.

Contingent Owner. The contingent owner, if any, is named in the application, unless changed. You may name a contingent owner at any time while the insured is living by providing us with written notice. Once recorded, the designation will be effective as of the date the written notice was signed. Such change will not affect any payment we make or action we take before it was recorded.

The contingent owner, if any, will become the owner if the named owner dies before the date of the insured's death. If there are joint owners, the contingent owner will become the owner if both named joint owners die before the insured.

Beneficiary. The beneficiary is the person or entity you name to receive any death proceeds. The primary beneficiary is the person who will be paid death proceeds when the insured dies. The contingent beneficiary, if any, will become the beneficiary if no primary beneficiary is living on the date of the insured's death. More than one primary and contingent beneficiary can be named. If there is more than one primary beneficiary alive when the insured dies, we will pay the primary beneficiaries in equal shares unless you provide otherwise.

The primary beneficiary and contingent beneficiary on the policy date are named in the application. While the insured is alive, you may change any beneficiary. Any change must be by written notice. Once recorded, the change will take effect as of the date you signed it. Such change will not affect any payment we make or action we take before it was recorded. An irrevocable beneficiary must consent in writing to any change in beneficiary.

If any beneficiary dies before the insured, that beneficiaries interest in the death benefit will end. If any beneficiary dies at the same time as the insured, or within 30 days of the insured, that beneficiary's interest in the death benefit will end if no benefits have been paid to that beneficiary. If the interest of all designated beneficiaries has ended when the insured dies, we will pay the death benefit to you, or your estate if you are not living.

Assignment

You can assign any or all rights under your policy while the insured is living. Assignment of all rights is a change of ownership. An irrevocable beneficiary must consent in writing to any assignment. We are not responsible for the sufficiency or validity of any assignment. An assignment will not affect any payments we made or actions we have taken before we receive notice of the assignment.

An assignment may be a taxable event. You should consult a tax adviser if you want to assign the policy.

                                MORE INFORMATION

Executive Officers and Directors

As of September 30, 1999, the directors and executive officers of Valley Forge Life Insurance Company (Valley Forge) and their principal occupations for the past 5 years are as follows:

Name                                                 Principal Occupations During the Past Five Years
Bernard L. Hengesbaugh                               Chairman of the Board and Chief Executive
CNA Plaza                                            Officer of CNA since February, 1999. Prior
Chicago, IL 60685                                    thereto, Mr. Hengesbaugh served as Executive
                                                     Vice President and Chief Operating Officer of
                                                     CNA since February, 1998. Prior thereto, Mr.
                                                     Hengesbaugh was Senior Vice President of CNA
                                                     since November, 1990. Mr. Hengesbaugh has
                                                     served as Director since February, 1999.

Peter E. Jokiel                                      Senior Vice President of CNA since November,
CNA Plaza                                            1990. Chief Financial Officer of CNA from
Chicago, IL 60685                                    November, 1990 through October, 1997. Mr.
                                                     Jokiel  served as a Director of Valley Forge from
                                                     July, 1992 through October, 1997.

Jonathan D. Kantor                                   Senior Vice President, Secretary and General
CNA Plaza                                            Counsel of CNA since April, 1997. Group Vice
Chicago, IL 60685                                    President of CNA since April, 1994. Prior
                                                     thereto, Mr. Kantor was a partner at the law
                                                     firm of Shea & Gould.* Mr. Kantor has served
                                                     as a Director of Valley Forge since April, 1997.

Robert V. Deutsch**                                  Senior Vice President, Chief Financial Officer
CNA Plaza                                            and Director since August 16, 1999.  Prior
Chicago, IL 60685                                    thereto, Chief Financial Officer for Executive
                                                     Risk, Inc.

Tom Taylor                                           Executive Vice President, Underwriting Policy
CNA Plaza                                            Group since June 1999. Specialty Operations,
Chicago, IL 60685                                    1998-1999. President and Chief Operating
                                                     Officer, Financial Insurance, 1992-1998.

Carol Dubnicki                                       Senior Vice President, Human Resources since
CNA Plaza                                            May, 1998.  Prior thereto, Senior Vice
Chicago, IL 60685                                    President, Human Resources, Amoco, 1993-1998.

Donald P. Lofe, Jr.                                  Group Vice President, Corporate Finance
CNA Plaza                                            Department since October 1998.  Prior thereto,
Chicago, IL 60685                                    partner-in-charge of PricewaterhouseCoopers LLP.

John M. Squarok                                      Group Vice President of CNA since July 1998.
CNA Plaza                                            Prior thereto, Mr. Squarok was Chief Financial
Chicago, IL 60685                                    Officer of various businesses of GE Capital from
                                                     August 1988 until July 1998.  Director since
                                                     August 1998.

Each director is elected to serve until the next annual meeting of stockholders or until his or her successor is elected and shall have qualified. Some directors hold various executive positions with insurance company affiliates of Valley Forge. Executive officers serve at the discretion of the Board of Directors.

*        Shea & Gould declared bankruptcy in 1995.
**       Mr. Deutsch became acting Chief Financial Officer on August 16, 1999.

Voting

Pursuant to our view of present applicable law, we will vote the shares of the portfolios at special meetings of shareholders in accordance with instructions received from all owners having a voting interest. We will vote shares for which we have not received instructions. We will vote all shares in the same proportion as the shares for which we have received instructions. We will vote our shares in the same manner.

If the Investment Company Act of 1940 or any regulation thereunder is amended or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the portfolios without regard to instructions from owners. We will do this if such instructions would require the shares to be voted to cause a portfolio to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the portfolio. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the portfolios, if such disapproval:

     * is reasonable and is based on a good faith determination by us that the change would violate state or federal law;

     * the change would not be consistent with the investment objectives of the portfolios; or

     * varies from the general quality and nature of investments and investment techniques used by other portfolios with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.

In the event we do disregard voting instructions, a summary of this action and the reasons for such action will be included in the next semi-annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the policies.

Our Right to Contest

Except for accidental death and disability benefits, we cannot contest your policy after it has been in force during the lifetime of the insured for two years from the policy date; nor can we contest any increased benefit or reinstatement after it has been in force, while the insured is alive, for two years after the effective date of such increase or reinstatement.

We cannot contest your policy, any reinstatement or any increase in benefits after the policy date of the policy, reinstatement, or increase in benefits unless:

     * an answer in the application for the policy, reinstatement or increase in benefits was not true or correct; and

     * if we had known the truth, we would not have issued the policy as we did or increased the benefits.

Any statement made by the insured will not be used in any contest unless a copy is furnished to the beneficiary.

Federal Tax Status

Note: The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the policies to be issued will qualify as "life insurance contracts" under section 7702. We do not guarantee the tax status of the policies. Purchasers bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the policy as a life insurance contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the policy prior to the receipt of payments under the policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  regulations  (Treas.  Reg.
Section 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the policies. The regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (ii) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (iii) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the portfolio is represented by any four investments. For purposes of these regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer." We intend that each portfolio underlying the policies will be managed by the investment managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the separate account will cause the owner to be treated as the owner of the assets of the separate account, thereby resulting in the loss of favorable tax treatment for the policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the separate account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the separate account.

Due to the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires the use of reasonable mortality and other expense charges. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a policy issued on a substandard risk basis and thus it is even less clear whether a policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the policy should receive the same federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Net Cash Value, including increments thereon, under a policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of policy proceeds, depend on the circumstances of each owner or beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A policy fails to meet the 7-pay test when the cumulative amount paid under the policy at any time during the first 7 policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven policy years; or (2) the crediting of interest or other earnings (including policyholder dividends) with respect to such premiums.

Furthermore, any policy received in exchange for a policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance policy entered into before June 21, 1988 for the policy will not cause the policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each policy.

If the policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the policy within the first fifteen years after the policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the policy.

Any loans from a policy which is not classified as a MEC, will be treated as indebtedness of the owner and not a distribution. Upon complete surrender or lapse of the policy, if the amount received plus loan indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the policy owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policy owners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any policy.

Tax Treatment of Settlement Options. Under the Code, a portion of the settlement option payments which are in excess of the death benefit proceeds are included in the beneficiary's taxable income. Under a settlement option payable for the lifetime of the beneficiary, the death benefit proceeds are divided by the beneficiary's life expectancy and proceeds received in excess of these prorated amounts are included in taxable income. The value of the death benefit proceeds is reduced by the value of any period certain or refund guarantee. Under a fixed payment or fixed period option, the death benefit proceeds are prorated by dividing the proceeds over the payment period under the option. Any payments in excess of the prorated amount will be included in taxable income.

Multiple Policies. The Code further provides that multiple MEC which are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of contracts. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a policy or the change of ownership of a policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your policy.

Qualified Plans. The policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the policy owner are subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

At least once every policy year, we will send you a report showing current cash values and other information required by laws and regulations. We will mail this report to you at your last known address.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The financial statements of Valley Forge Life Insurance Company Variable Life Separate Account and our consolidated financial statements as of and for the year ended December 31, 1998 included in this prospectus have been audited by ______, independent auditors, as indicated in their reports included in this prospectus, and are included herein, in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

Financial Statements

Our consolidated financial statements included herein should be considered only as bearing upon our ability to meet our obligations under the policies.

(Financial Statements will be filed by Amendment)


                                    APPENDIX

ILLUSTRATIONS OF POLICY VALUES

The following tables have been prepared to illustrate hypothetically how certain values under a policy change with investment performance over an extended period of time. The tables illustrate how policy values, cash surrender values and death benefits under a policy covering an insured of a given age on the policy date, would vary over time if the planned premiums were paid annually and the return on the assets in each portfolio were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned premiums accumulated at 5% interest compounded annually. The hypothetical investment rates of return are illustrative only and should not be considered a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return illustrated and will depend on a number of factors including the investment allocations you make and prevailing rates. These illustrations assume that the premiums are allocated equally among the 23 investment options available under the policy, and that no amounts are allocated to the fixed account options.

The illustrations reflect the fact that the net investment returns on the assets held in the investment options is lower than the gross after tax return of the selected underlying portfolios. The tables assume an average annual expense ratio of 0.86% of the average daily net assets of the portfolio available. The following information summarizes the expenses by portfolio: Alger American Growth (0.79%), Alger American MidCap Growth (0.84%), Alger American Small Capitalization (0.89%), Federated High Income Bond II (0.78%), Federated Prime Money Fund II (0.80%), Federated Utility Fund II (0.93%), VIP II Asset Manager Portfolio (0.64%), VIP II Contrafund Portfolio (0.70%), VIP Equity-Income
Portfolio (0.58%), VIP II Index 500 Portfolio (0.35%), MFS Emerging Growth Series (.85%), MFS Growth With Income Series (0.88%), MFS Research Series (.86%), SoGen Overseas Portfolio (1.50%), Worldwide Emerging Markets (1.50%), Worldwide Hard Assets Fund (1.16%) and Janus Aspen Capital Appreciation Portfolio (0.92%), Janus Asepn Growth Portfolio (0.68%), Janus Aspen Balanced Portfolio (0.74%), Janus Aspen Flexible Income Portfolio (0.73%), Janus Aspen International Growth Portfolio (0.86%), and Janus Aspen Worldwide Growth Portfolio (0.72%).

In addition, the illustrations reflect a daily charge assessed against the investment options for assuming certain mortality and expense risks (expense charges), which are equivalent to an effective annual charge of 0.90% during policy years 1-10 and 0.45% during policy years 11 and later. After deduction of portfolio expenses and the mortality and expense charges, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates of _____%, ____% and ____% , respectively during Policy Years 1-10 and ____% , ____% and ____% during Policy Years 11 and later.

The illustrations also reflect the deduction of the premium charge and monthly deduction for the hypothetical insured. The surrender charge is reflected in the cash surrender value column. Our current cost of insurance charges and the guaranteed maximum cost of insurance charges that we have a contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account and assumes no loan amount or partial withdrawals/surrenders or charges for supplemental and/or rider benefits.

The illustrations are based on our Preferred Nonsmoker risk class. Upon request, you will be furnished with a comparable illustration based on the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables. Because the death benefit values vary depending on the death benefit option in effect, benefit options are illustrated separately.

The illustrations show contract values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated and all net premiums are allocated to subaccounts.





                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%

                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
------------------        ----------------     ------------  ---------------    -------------


        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
                                                        40
January 12, 2000
        28
        29
        30


 -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------


*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
---------------           ----------------     ------------  ---------------    -------------        -------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
------------------        ----------------     ------------  ---------------    -------------      ----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
------------------        ---------------     ------------  ---------------    -------------        --------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
------------------       ----------------     ------------  ---------------    -------------       ----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
-----------------         ---------------     ------------  ---------------    -------------       -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%




                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
-----------------        ----------------     ------------  ---------------    -------------         ---------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
-----------------        ----------------     ------------  ---------------    -------------       -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
-----------------        ----------------     ------------  ---------------    -------------       ----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.


                          ILLUSTRATION OF POLICY VALUES

                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
------------------        --------------         ------------  ---------------    -------------     --------


        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                     MALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                              BENEFIT
-----------------        ----------------     ------------  ---------------    -------------        ---------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would bedifferent from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individualpolicy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                   FEMALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------


        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                   FEMALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                   FEMALE ISSUE AGE 45, PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30

- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER


$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 1
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING GUARANTEED COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 0%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planned premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 6%



                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planed premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.

                          ILLUSTRATION OF POLICY VALUES
                       VALLEY FORGE LIFE INSURANCE COMPANY
                       FEMALE AGE 45 PREFERRED NON-SMOKER

$______________ ANNUAL PLANNED PREMIUM
$100,000 SPECIFIED AMOUNT
DEATH BENEFIT OPTION 2
USING CURRENT COST OF INSURANCE
HYPOTHETICAL GROSS INVESTMENT RETURN OF 12%


                                                PREMIUMS
                                                ACCUMULATED                            CASH
                                                AT 5% INTEREST     CASH            SURRENDER          DEATH
END OF POLICY YEAR        PER YEAR                 VALUE          VALUE                               BENEFIT
----------------        ----------------     ------------  ---------------    -------------         -----------

        1
        2
        3
        4
        5
        6
        7
        8
        9
        10
        11
        12
        13
        14
        15
        16
        17
        18
        19
        20
        21
        22
        23
        24
        25
        26
        27
        28
        29
        30
- -------------------------

*    In the absence of additional premium, the policy would lapse

(1) Assumes that no policy loans have been made and no withdrawals have been made.

(2) Assumes that the planed premium is paid in the beginning of each year. Values would be different if premiums are paid with a different frequency or in different amounts.

     The hypothetical investment rates shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations by you, prevailing rates and rates of inflation. The death benefit and cash values for a policy would be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by us or the funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of years.



                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), Valley Forge Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The registrant has no officers, directors or employees. The depositor and the registrant do not indemnify the officers, directors of employees of the depositor. CNA Financial Corporation, ("CNAFC") a parent of the depositor, indemnifies the depositor's officers, directors and employees in their capacity as such.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CNAFC) by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

CNAFC indemnifies any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of CNAFC to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of CNAFC, or was serving at the request of CNAFC as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of CNAFC. No indemnification is made, however, in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to CNAFC unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

To the extent that any person referred to above is successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, therein, CNAFC will indemnify such person against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. CNAFC may advance to such a person, expenses incurred in defending a civil or criminal action, suit or proceeding as authorized by CNAFC's board of directors upon receipt of an undertaking by (or on behalf of) such person to repay the amount advanced unless it is ultimately determined that he is entitled to be indemnified.

Indemnification and advancement of expenses described above (unless pursuant to a court order) is only made as authorized in the specific case upon a determination that such indemnification or advancement of expenses is proper in the circumstances because he has met the applicable standard of conduct. Such determination must be made by a majority vote of a quorum of CNAFC's board of directors who are not parties to the action, suit or proceeding or by independent legal counsel in a written opinion or by CNAFC's stockholders.


                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The facing sheet

     The Prospectus consisting of 81 pages.

     Undertakings to file reports.

     The signatures.

     The following exhibits.

1.A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

     1. Resolution of the Board of Directors of Valley Forge Life Insurance Company (the "Company") establishing Valley Forge Life Insurance Company Variable Life Separate Account (the "Variable Account")**
     2.   Copy of Agreement for Lockbox Services*

     3.(a) Not Applicable
          (b) Form of underwriting/distribution agreement between the Company and CNA Investor Services, Inc. (to be filed by amendment)
          (c)  Schedule of Sales Commissions (to be filed by amendment)
     4.   Not applicable
     5.   Flexible Premium Variable Insurance Policy (the "Policy")
          (a)  Form of Waiver of Monthly Deduction Rider
          (b)  Form of Right to Convert Rider
          (c)  Form of Accelerated Benefit Rider
          (d)  Form of Total Disability Waiver of Premium Rider
          (e)  Form of Accidental Death Benefit Rider
          (f)  Form of Additional Insurance Rider
          (g)  Form of Automatic Transfer Rider
          (h)  Form of Dollar Cost Averaging Rider
          (i)  Form of Term Insurance on Childen Rider
          (j)  Form of Other Insured Term Insurance Rider
     6.(a)Amended and restated Articles of Incorporation of the Company**
          (b)  By-laws of the Company**
     7.   Not applicable
     8.(a)Form of participation agreement between The Alger American Fund and the Company*
          (b) Form of participation agreement between Variable Insurance Products Fund and the Company*
          (c) Form of participation agreement between Variable Insurance Products Fund II and the Company*
          (d) Form of participation agreement between MFS Variable Insurance Trust and the Company*
          (e) Form of participation agreement between SoGen Variable Funds, Inc. and the Company*
          (f) Form of participation agreement between Van Eck Worldwide Insurance Trust and the Company*
          (g) Form of participation agreement between Federated Insurance Management Series and the Company*
          (h) Form of participation agreement between Janus Aspen Series and the Company****
     9.   Not applicable
     10.  Form of Policy Application (to be filed by amendment)
     11.  Description of issuance, transfer and redemption procedures***

B.   Not applicable

C.   Not applicable

2.   Opinion and Consent of Counsel (to be filed by Amendment)

3.   Not applicable

4.   Not applicable

5.   Not Applicable

6.   Consent of Actuary (to be filed by Amendment)

7.   Consent of Independent Auditors (to be filed by Amendment)


* Incorporated by reference to the Form N-4 Registration Statement filed electronically with the Securities and Exchange Commission on September 4, 1996 (File No.333-1087).

**   Incorporated  by  reference  to  the  N-4   Registration   Statement  filed
     electronically with the Securities and Exchange Commission on February 20, 1996 (File No. 333-1087)

***  Incorporated by reference to the registrant's  Pre-effective Amendment No.1
     filing   electronically  on  Form  S-6  on  September  4,  1996  (File  No.
     333-01949).

****Incorporated by reference to the registrant's Post-effective Amendment No.6 filing on Form S-6 on September 2, 1999 (File No. 333-01949).

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the in the City of Chicago, State of Illinois, on this 12th day of January, 2000.

                                      VALLEY FORGE LIFE INSURANCE COMPANY
                                                        (Registrant)

Attest: /s/ MARY RIBAKAWSKIS                      By:/s/DAVID L. STONE
       ------------------------------             ------------------------------
            Assistant Secretary                    Group Vice President

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                        Title                                   Date
---------                        -----                                   ----


/s/BERNARD L. HENGESBAUGH          Chairman of the Board,               1/12/00
- ----------------------------     Chief Executive Officer and          ---------
Bernard L. Hengesbaugh             Director


/s/ROBERT V. DEUTSCH            Chief Financial Officer and            1/12/00
- ---------------------------    Director                               ---------
Robert V. Deutsch


/S/CAROL DUBNICKI                Director and Senior Vice President     1/12/00
-----------------------------                                           ---------
Carol Dubnicki


/s/JONATHAN D. KANTOR             Senior Vice President, General        1/12/00
- ----------------------------    Counsel, Secretary,                   ---------
Jonathan D. Kantor                Director


/S/DONALD P. LOFE, JR.            Director                              1/7/00
----------------------------                                            ---------
Donald P. Lofe, Jr.


/s/JOHN M. SQUAROK                Director                              1/12/00
----------------------------                                            ---------
John M. Squarok



                                INDEX TO EXHIBITS


EX-99.A.5.   Flexible Premium Variable Life Insurance Policy
EX-99.A.5.a. Form of Waiver of Monthly Deduction Rider
EX-99.A.5.b. Form of Right to Convert Rider
EX-99.A.5.c. Form of Accelerated Benefit Rider
EX-99.A.5.d. Form of Total Disability Waiver of Premium Rider
EX-99.A.5.e. Form of Accidental Death Benefit Rider
EX-99.A.5.f. Form of Additional Insurance Rider
EX-99.A.5.g. Form of Automatic Transfer Rider
EX-99.A.5.h. Form of Dollar Cost Averaging Rider
EX-99.A.5.i. Form of Term Insurance on Children Rider
EX-99.A.5.j. Form of Other Insured Term Insurance Rider